May 7, 2012

Pamela Long

SECURITIES AND EXCHANGE COMMISSION

Washington DC 200549

Re:	Dream Homes Limited
Amendment 5 to Registration Statement
File Number 333-176258

Dear SEC:

In response to your Comment Letter of May 3, 2012, and the submission of the 5th Amendment to the Registration Statement, filed May 7, 2012, please find the Company’s responses, keyed in order of the comment numbers:

1.	Revised disclosure under “Properties” on page 22 indicates that contracts for the purchase or joint venture of two real estate development projects have expired, the sellers are under no obligation to extend the contracts, and Dream Homes is at risk that some or all of its work and money may be forfeited. Provide a discrete risk factor that addresses the contracts’ expiration and the consequences for Dream Homes and makes clear to which two real estate development projects the expired contracts relate. Similarly, expand MD&A to address the contracts’ expiration and the consequences for Dream Homes, and revise the disclosure under “Liquidity and Capital Resources” to remove the inferences that the sellers are under an obligation to extend the contracts.

Response: Done, as suggested. Risk factor added and MD&A updated.

2.	Refer to comment 10 in our April 16, 2012 letter. As requested previously, provide the basis for the statement “We believe that private borrowings will become available to fund some of the acquisition-related capital needs, specifically including land purchases.

Response: This statement has been removed.

3.	Refer to comment 6 in our April 16, 2012 letter. As requested previously, include repayment of the indebtedness in the use of proceeds table.

Response: The table has been amended to include this use.

4.	Refer to comment 14 of our April 16, 2012 letter. We await receipt of copies of the third-party source material for information included in the registration statement which is marked clearly to highlight the portion or section that contains this information and is cross-referenced to the appropriate location in the registration statement.

Response: This material is being sent to you directly from Dream Homes.

5.	Refer to comment 30 in our April 16, 2012 letter. Revised disclosure that there were 15, 252,000 shares of common stock outstanding as of December 31, 2011 is inconsistent with disclosures elsewhere in the registration statement that there were 15, 252,010 shares of common stock outstanding as of December 3,1 2011. Please reconcile the disclosures.

Response: The erroneous entry of 15,252,000 has been correct to 15,252,010.

6.	Refer to comment 32 in our April 16, 2012 letter. Specify the number of accredited investors who purchased shares as of April 30, 2008. Further, the revised disclosure relating to the issuance as of September 30, 2010 is unclear. Please revise.

Response: The disclosure in the “Recently Issued Securities” section has been updated, as has the appropriate portion of the Notes to the audited financial statements to cover both of these issues.

7.	Refer to comments 36 and 38 in our April 16, 2012 letter. Exhibit 10.6 has not been filed as an exhibit to the registration statement. As requested previously, file exhibit 10.6.

Response: Done, as suggested.

8.	The exhibit index lists the consent of Dream Homes’ independent public accounting firm as exhibit 23.1, but the consent is tagged as exhibit 23.2 on the EDGAR system. Please revise.

Response: This has been revised to show 23.2 as the correct exhibit number.

9.	Refer to comment 40 in our April 16, 2102 letter. As requested previously, revise the opinion to include counsel’s consent to being named in the registration statement.

Response: This has done.

10.	Refer to comment 41 in our April 16, 2012 letter. Refile exhibit 10.1 and include in it the signature page that was filed as exhibit 10.1A.

Response: The has been done as requested.

Respectfully,

DIETERICH & ASSOCIATES

/s/ Christopher Dieterich

Counsel to Dream Homes Limited